December 20, 2011

VIA EDGAR

Mr. Robert S. Littlepage, Jr.
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0407

Re:	Orbital Sciences Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Dear Mr. Littlepage,

Reference is made to the Commission Staff’s letter to Orbital Sciences Corporation (the “Company”) of December 8, 2011, providing comments on the filings set forth above.  This is to confirm our telephone conversation with Mr. Dean Suehiro, Senior Staff Accountant, on December 16, 2011, in which the Company requested and was granted an extension of the time to respond to the Staff’s comments to January 23, 2012.  We greatly appreciate the Staff's willingness to accommodate our extension request.

Please do not hesitate to contact me at 703-406-5505 if you have any questions regarding the foregoing.

Sincerely,

/s/ James S. Black, II
James S. Black, II
Assistant General Counsel